UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

U.S. Precious Metals, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

                             91239R-10-2

(CUSIP Number)

Arthur deWitt Ackerman

P.O. Box 1174

Tryon, NC 28782

(828) 859-2254

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91239R1027
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Arthur deWitt Ackerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,445,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.052
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer
	Securities:	Common Stock, par value $0.00001 per share (“Common Stock”)
	Issuer:	U.S. Precious Metals, Inc.(“Company”)
950 Celebration Boulevard, Suite A
Celebration, FL 33547
Item 2.	Identity and Background.

(a), (b), (c)      This Schedule 13D is filed by Arthur deWitt Ackerman referred to herein as the “Reporting Person”.  The address of the Reporting Person is P.O. Box 1174, Tryon, NC 28782.

 (d),(e)  During the last five years, the Reporting Person has not (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	USA
Item 3.	Source and Amount of Funds or Other Considerations

Personal Funds of Reporting Person.

Item 4.	Purpose of Transaction

Subject to applicable legal requirements, the Reporting Person may purchase additional securities of the Company from time to time in open market or in private transactions, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Company’s securities, other developments concerning the Company, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Person may dispose of all or a portion of their securities in the Company at any time. Each of the Reporting Person reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as otherwise set forth in this Item 4, the Reporting Person has no present plans or prospects which relate to or would result in any of the actions described in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 2,445,000 shares representing 0.052% of the approximately 44,763,459 shares of Common Stock outstanding as reported by the Company in its Current Report on Form 10-Q filed on February 28, 2008.

(c)       Not Applicable.

(d)       Not Applicable.

(e)       Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: August 15, 2008
/s/ .
Arthur deWitt Ackerman